Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Investment Committee of the Bard Employees’ Savings Trust 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-30217) on Form S-8 of C. R. Bard, Inc. of our report dated June 21, 2012, with respect to the statements of net assets available for benefits of the Bard Employees’ Savings Trust 401(k) Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H line 4i – schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 Annual Report on Form 11-K of the Bard Employees’ Savings Trust 401(k) Plan.

/s/ KPMG LLP

Short Hills, New Jersey
June 21, 2012

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